Exhibit 99.1

THE CASH STORE FINANCIAL SERVICES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended March 31, 2012

(unaudited)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except share and per share amounts)
(unaudited)
	Three Months Ended		Six Months Ended
	March	March	March	March
	2011	2012	2011	2012
REVENUE
Loan fees	$32,813	$30,545	$69,127	$63,437
Other income - Note 6	13,247	13,562	24,666	26,518
	46,060	44,107	93,793	89,955

OPERATING EXPENSES
Salaries and benefits	16,405	17,672	33,031	34,528
Retention payments	6,578	2,271	13,767	8,828
Selling, general and administrative	6,089	6,892	11,939	13,381
Rent	4,615	4,911	9,075	9,677
Advertising and promotion	1,418	1,063	3,081	2,753
Provision for loan losses - Note 5	654	7,487	1,317	8,155
Depreciation of property and equipment	1,686	1,785	3,347	3,561
	37,445	42,081	75,557	80,883
OPERATING MARGIN	8,615	2,026	18,236	9,072

CORPORATE AND OTHER EXPENSES
Corporate expenses	4,256	6,374	8,299	11,401
Interest expense	-	2,892	-	2,892
Depreciation of property and equipment	321	291	664	587
Amortization of intangible assets	227	1,417	424	1,704
Impairment of property and equipment - Note 7	-	3,017	-	3,017
INCOME (LOSS) BEFORE INCOME TAXES	3,811	(11,965)	8,849	(10,529)

PROVISION FOR INCOME TAXES - NOTE 11
Current (recovery)	1,351	647	2,715	475
Deferred	(40)	(2,234)	282	(1,615)
	1,311	(1,587)	2,997	(1,140)

NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	$2,500	$(10,378)	$5,852	$(9,389)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - Note 14
Basic	17,185,902	17,424,946	17,141,586	17,422,347
Diluted	17,681,467	17,424,946	17,675,129	17,422,347

BASIC EARNINGS (LOSS) PER SHARE
Net income (loss) and comprehensive income (loss)	$0.15	$(0.60)	$0.34	$(0.54)

DILUTED EARNINGS (LOSS) PER SHARE
Net income (loss) and comprehensive income (loss)	$0.14	$(0.60)	$0.33	$(0.54)

See accompanying notes to the interim consolidated financial statements

INTERIM CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian Dollars)
(unaudited)
	September 30	March 31
	2011	2012
ASSETS

Current Assets
Cash - Note 4	$19,291	$13,573
Consumer loans receivable, net - Note 5	4,781	77,183
Other receivables - Note 6	12,575	14,058
Prepaid expenses and other assets	3,318	2,453
Income taxes receivable	-	656
Deferred tax assets	1,528	1,097
	41,493	109,020

Long term receivable - Note 6	681	2,709
Deposits and other assets	857	1,049
Deferred tax assets	2,424	385
Deferred financing costs	1,052	8,120
Property and equipment, net of accumulated depreciation of $30,216 and $30,936 - Note 7 and 12	25,589	33,341
Intangible assets, net of accumulated amortization of $2,908, and $4,368 - Note 8	10,578	48,315
Goodwill	39,133	39,685
	$121,807	$242,624

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable	$1,795	$1,224
Accrued liabilities - Note 9 and 10	21,194	19,707
Income taxes payable	138	214
Current portion of deferred revenue	1,135	1,000
Current portion of deferred lease inducements	490	521
Current portion of obligations under capital leases	659	744
	25,411	23,410

Deferred revenue	4,976	4,417
Deferred lease inducements	1,082	1,189
Obligations under capital leases	636	777
Long term debt - Note 12	-	136,707
Deferred tax liabilities	2,356	1,914
	34,461	168,414

SHAREHOLDERS' EQUITY
Share capital - Note 13	46,149	46,228
Additional paid-in capital	4,178	4,535
Retained earnings	37,019	23,447
	87,346	74,210
	$121,807	$242,624

Contingencies - Note 15
Subsequent event - Note 16

See accompanying notes to the interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands of Canadian Dollars)
(unaudited)

	Common Shares	Additional Paid-in Capital	Retained Earnings	Total Shareholders' Equity

Balance, September 30, 2010	$43,468	$3,981	$35,906	$83,355
Total comprehensive income	-	-	9,042	9,042
Dividends to common shareholders	-	-	(7,929)	(7,929)
Issuance of common shares	2,681	(589)	-	2,092
Stock-based compensation expense	-	786	-	786
Total of other equity movements	2,681	197	(7,929)	(5,051)
Balance, September 30, 2011	$46,149	$4,178	$37,019	$87,346
Total comprehensive income (loss)	-	-	(9,389)	(9,389)
Dividends to common shareholders	-	-	(4,183)	(4,183)
Issuance of common shares	79	(29)	-	50
Stock-based compensation expense	-	386	-	386
Total of other equity movements	79	357	(4,183)	(3,747)
Balance, March 31, 2012	$46,228	$4,535	$23,447	$74,210

See accompanying notes to the interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian Dollars)
(unaudited)

	Three Months Ended		Six Months Ended
	March 31, 2011	March 31, 2012	March 31, 2011	March 31, 2012
Cash provided by (used in):

OPERATING ACTIVITIES
Net income (loss)	$2,500	$(10,378)	$5,852	$(9,389)
Items not affecting cash:
Depreciation of property and equipment	2,007	2,076	4,011	4,148
Amortization of intangible assets	227	1,417	424	1,704
Impairment of assets - Note 7	-	3,017	-	3,017
Provision for loan losses - Note 5	654	7,487	1,317	8,155
Stock-based compensation	180	193	397	386
Accretion of long-term debt discount and amortization of deferred financing costs	-	353	-	353
Deferred income taxes	(40)	(2,234)	282	(1,615)

Change in non-cash working capital:
Other receivables and long-term receivables	2,257	(2,528)	(1,925)	(3,511)
Prepaid expenses, deposits and other assets	(542)	522	(125)	673
Income taxes receivable	1,430	(607)	774	(656)
Accounts payable and accrued liabilities	1,750	1,469	(2,474)	(2,590)
Income taxes payable	-	200	(2,116)	76
Deferred revenue	(245)	(606)	(510)	(694)
Deferred lease inducements	25	175	205	138
	10,203	556	6,112	195

INVESTING ACTIVITIES
Consumer loans receivable - Note 3 and 5	(423)	(78,076)	(1,603)	(80,557)
Business acquisitions	-	-	(25)	-
Cash restricted for class action facilitation and other - Note 4	-	(3,100)	-	3,157
Purchase of intangible assets	(239)	(36,322)	(543)	(36,360)
Purchase of property and equipment	(1,996)	(668)	(4,802)	(2,433)
	(2,658)	(118,166)	(6,973)	(116,193)

FINANCING ACTIVITIES
Repayment of obligations under capital leases	(160)	(175)	(312)	(413)
Proceeds from issuance of senior secured notes - Note 12	-	125,356	-	125,356
Deferred financing costs	-	(6,357)	-	(7,373)
Dividends paid on common shares	(2,063)	(2,092)	(3,773)	(4,183)
Issuance of common shares	327	34	667	50
	(1,896)	116,766	(3,418)	113,437

INCREASE (DECREASE) IN CASH	5,649	(844)	(4,279)	(2,561)
CASH, BEGINNING OF PERIOD	9,711	11,317	19,639	13,034
CASH, END OF PERIOD	$15,360	$10,473	$15,360	$10,473

Supplemental cash flow information:
Interest paid	$37	$28	$78	$133
Interest received	7	1	(13)	3
Income taxes paid (inclusive of tax refunds)	(110)	1,056	4,055	1,056
Non-cash investing and financing activities:
Addition of capital lease obligations	$30	$363	$265	$639
Addition of property and equipment by means of asset construction - Note 12	-	1,554	-	11,188

See accompanying notes to the interim consolidated financial statements

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(in thousands, except share and per share amounts) (unaudited)

Nature of Business

The Cash Store Financial Services Inc. (the “Company”) operates under two branch banners: Cash Store Financial and Instaloans, who act as brokers and lenders to facilitate short-term advances and provide other financial services, to income-earning consumers. As at March 31, 2012, the Company operated 569 branches in Canada and 25 branches in the United Kingdom for a total of 594 (March 31, 2011 – 579) branches. The Company has operations in Canada and the United Kingdom.

The Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store."  The Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Note 1 – Summary of Significant Accounting Policies

(a)	Basis of Presentation

As a Canadian-based company, the Company historically prepared its consolidated financial statements in conformity with accounting principles generally accepted in Canada (“CGAAP”) and also provided reconciliation to United States generally accepted accounting principles (“U.S. GAAP”) under Item 18 of Form 20-F.

The Accounting Standards Board of the Canadian Institute of Chartered Accountants previously announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards (“IFRS”) for years beginning on or after January 1, 2011. However, National Instrument 52-107 allows Securities and Exchange Commission (“SEC”) registrants, such as the Company, to file financial statements with Canadian securities regulators that are prepared in accordance with U.S. GAAP. As such, the Company has decided to adopt U.S. GAAP instead of IFRS as its primary basis of financial reporting commencing in the current fiscal year.

The decision to adopt U.S. GAAP was also made to enhance communication with shareholders and improve the comparability of financial information reported with competitors and peer group. The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with U.S. GAAP. All comparative financial information contained herein has been revised to reflect the Company’s results as if they had been historically reported in accordance with U.S. GAAP. These interim consolidated financial statements do not include all information and footnotes required by U.S. GAAP for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended September 30, 2011 filed with Canadian securities regulators and the Company’s Annual Report on Form 40-F for the fiscal year ended September 30, 2011 filed with the SEC. In prior periods, consolidated financial statements were prepared in accordance with CGAAP and reconciled to U.S. GAAP under Item 18 of Form 20-F.

As disclosed in Note 27 of the audited consolidated financial statements for the year ended September 30, 2011, there were no recognition and measurement differences between CGAAP and U.S. GAAP.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(in thousands, except share and per share amounts) (unaudited)

Note 1 – Summary of Significant Accounting Policies (continued)

(a)	Basis of Presentation (continued)

In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results of operations for the three months ended March 31, 2012 are not necessarily indicative of the results that may be expected for a full fiscal year.

All figures are presented in Canadian dollars, unless otherwise disclosed.

(b)	Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Certain estimates, such as those related to the allowance for consumer loan losses, valuation of acquired loans, property and equipment, impairment of property and equipment, goodwill and intangible assets, income taxes, and accrued liabilities related to the class action lawsuits, depend upon subjective or complex judgments about matters that may be uncertain, and changes in those estimates could materially impact the consolidated financial statements. Actual results could differ from those estimates made by management.

(c)	Revenue Recognition

Revenue arising from direct lending of short-term advances to customers is recognized on a constant yield basis ratably over the term of the related loan. Direct loan origination costs are deferred and recognized as a reduction in the yield of the related loan over its life. For loans the Company originates on its own behalf, the Company charges interest on loans until they are determined to be in default status by management.

Revenue from the Company’s cheque cashing, money transfer, bill payment and other miscellaneous services is recognized when the transactions are completed at the point-of-sale in the branch and the related fee charged by the Company has been received. Revenue from banking and non-sufficient funds fees are recognized when collected. Revenue from each of these sources is recorded in other income in the statement of operations. Included in other income is income whereby the Company acts as an agent on behalf of other third-party providers, which includes revenue from banking services, money transfers, bill payment services, and insurance products.

Revenue arising from brokering short-term advances for customers is recognized once all services have been rendered, all advance amounts have been received by the customer, and the brokerage fee has been received by the Company. Revenue from this source is recorded in loan fees in the statement of operations.

(d)	Retention Payments

When the Company acts as a broker on behalf of income earning consumers seeking short-term advances, the funding of short-term advances is provided by independent third-party lenders. The advances provided by the third- party lenders are repayable by the customer to the third-party lenders and represent assets of the lenders; accordingly, they are not included on the Company’s balance sheet.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(in thousands, except share and per share amounts) (unaudited)

Note 1 – Summary of Significant Accounting Policies (continued)

(d)	Retention Payments (continued)

To facilitate the short term advance business, the Company has entered into agreements with third-party lenders who are prepared to consider lending to the Company’s customers. Pursuant to these agreements, the Company provides services to the lenders related to the collection of documents and information as well as loan collection services. Under the terms of the Company’s agreements with third party lenders, responsibility for losses suffered on account of uncollectible loans rests with the third-party lender, unless the Company has not properly performed its duties as set forth under the terms of the agreement. The significant duties under the terms of the agreements generally include ensuring that any proposed loan was applied for through an authorized outlet, ensuring each potential customer meets the loan selection criteria as set forth by the third-party lender prior to approval and release of funding, satisfying the documentation requirements in a full and timely manner, providing loan management services throughout the term of the loan, and providing collection services on behalf of the third-party lender for all loans funded which are not paid in full by the due date, all of which while ensuring information system integrity is maintained. In the event the Company does not properly perform its duties and the lenders make a claim as required under the agreement, the Company may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that the Company has a liability under the agreement.

The Company’s board of directors (“Board of Directors”) regularly approves a resolution which authorizes management to pay a maximum amount of retention payments per quarter to third-party lenders as consideration to those lenders that continue to be willing to fund advances to the Company’s customers. While the third-party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments to the lenders to lessen the impact of loan losses experienced by the third-party lenders. Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the Board of Directors.

(e)	Provision for Loan Losses

Loans in default consist of direct lending consumer loans originated by the Company which are past due. The Company defines a past due or delinquent account whereby payment has not been received in full from the customer on or before the maturity date of the loan. A provision for loan losses is recorded when the Company no longer has reasonable assurance of timely collection of the full amount of principal and interest. In determining whether the Company will be unable to collect all principal and interest payments due, the Company assesses relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed to the Company, historical percentages of loans written off, current collection patterns and other current economic trends. The provision for loan losses reduces the carrying amount of consumer loan receivables to their estimated realizable amounts. The provision is primarily based upon models that analyze specific portfolio statistics, and also reflect, to a lesser extent, management judgement regarding overall accuracy. The analytical model takes into account several factors, including the number of transactions customers complete and charge-off and recovery rate. The provision is reviewed monthly, and any additional provision as a result of historical loan performance, current and expected collection patterns and current economic trends is included in the provision for the loan losses at that time. If the loans remain past due for an extended period of time, an allowance for the entire amount of the loan is recorded and the loan is ultimately written off. The Company’s policy for charging off uncollectible consumer loans is to write the loan off when a loan remains in default status for an extended period of time without any extended payment arrangements made, typically 210 days. Loans to customers who file for bankruptcy are written off upon receipt of the bankruptcy notice. Recoveries on previous amounts written off are credited against the allowance for consumer loan losses.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(in thousands, except share and per share amounts) (unaudited)

Note 1 – Summary of Significant Accounting Policies (continued)

(f)	Stock Based Compensation

The Company has a stock based compensation plan, which is described in Note 13. The Company accounts for all stock based compensation payments that are settled by the issuance of equity in accordance with a fair value-based method of accounting. Stock based compensation awards are recognized in the financial statements over the period in which the related services are rendered, which is usually the vesting period of the option, or as applicable, over the period to the date an employee is eligible to retire, whichever is shorter, with a corresponding increase recorded in contributed surplus. The fair value is calculated using the Black-Scholes option-pricing model. When options are exercised, the proceeds received by the Company, together with the amount in additional paid-in capital associated with the exercised options, are credited to share capital.

(g)	Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during each reporting period. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised, and that proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

(h)	Consumer Loans Receivable

Unsecured short-term and longer-term advances that the Company originates on its own behalf are reflected on the balance sheet in consumer loans receivable. Consumer loans receivable are reported net of a provision as described in “Provision for Loan Losses”.

(i)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment or substantive enactment date. A valuation allowance is recorded against any deferred income tax assets if it is more likely than not that the asset will not be realized.

(j)	Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, other receivables, consumer loans receivables less any allowance for loan losses, accounts payable and accrued liabilities, all of which are short-term in nature and their fair value approximates their carrying value. The fair value of obligations under capital leases and secured senior notes are determined by estimating future cash flows on a borrowing-by-borrowing basis, and discounting these future cash flows using a rate which takes into account the Company’s spread for credit risk for similar terms and types of debt arrangements.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(in thousands, except share and per share amounts) (unaudited)

Note 1 – Summary of Significant Accounting Policies (continued)

(k)	Long Term Investments

The Company has long-term investments in The Cash Store Australia Holdings Inc. and RTF Financial Holdings Inc. The Company accounts for its long-term investments under the equity method of accounting as it has significant influence over the strategic operating, investing and financing activities due to board representation and management involvement in day to day operations. The aggregate quoted market value of the Company’s investment in the Cash Store Australia Holdings Inc. is $870. No aggregate quoted market value of the Company’s investment in RTF Financial Holdings Inc. exists as the company is not publicly traded. As at March 31, 2012, the carrying value of both investments were $nil (March 31, 2011 - $nil). The amounts receivable related to these investee corporations is discussed in Note 6.

(l)	Property and Equipment

Property and Equipment are recorded at cost. Depreciation is recorded using the rates and methods outlined in the table below.

	Rate	Method
Computer hardware	25%	Straight-line
Computer software	20%	Straight-line
Fixtures, furniture, and equipment	20%	Straight-line
Signs	20%	Straight-line
Buildings	4%	Straight-line
Vehicles	20%	Straight-line

Leasehold improvements are depreciated based on the straight-line basis over the shorter of the lease term, including renewal options that are reasonably assured and the estimated useful life of the asset.

(m)	Intangible Assets

Intangible assets acquired individually or as part of a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their fair values.

Both internal and external costs incurred to purchase and develop computer software are capitalized after the preliminary project stage is completed and management authorizes the computer software project.

Intangible assets with finite useful lives are amortized over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually on July 1st of each year, or more frequently if events or changes in circumstances indicate that such assets might be impaired.

The amortization methods and estimated useful lives of intangible assets, which are reviewed annually, are as follows:

Customer list, contracts and relationships	Straight-line – 3 years
Computer software	Straight-line – 5 years
Non-compete agreements	Term of the agreements
Supplier relationships	Straight-line – 7 years
Brand name	Indefinite life

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(in thousands, except share and per share amounts) (unaudited)

Note 1 – Summary of Significant Accounting Policies (continued)

(n)	Goodwill

Goodwill represents the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the business combination. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

Goodwill is not amortized and is tested for impairment annually on July 1st of each year, or more frequently if events or changes in circumstances indicate it may be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared to its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it were the purchase price.

When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

(o)	Accounting for the Impairment of Long-Lived Assets

Long-lived assets and identifiable intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is assessed by a comparison of the carrying amount of a group of assets to the sum of future undiscounted cash flows expected to be generated from the use and eventual disposition of the group of assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the group of assets exceeds the fair value of the group of assets. Any assets to be disposed of by sale are reported at the lower of carrying amount or fair value less costs to sell. Such assets are not depreciated while they are classified as held-for-sale.

(p)	Deferred Financing Costs

Underwriting, legal and other direct costs incurred in connection with the issuance of debt not measured under the fair value option are presented as deferred financing costs. The deferred financing costs is amortized over the term of the related debt using the effective interest method and is included as interest expense.

(q)	Operating Expenses

The direct costs incurred in operating the Company’s business have been classified as operating expenses. These costs include salaries and benefits of store and regional employees, retention payments, rent expense, provision for loan losses, advertising, depreciation of store property and equipment, and other costs incurred by the stores. Corporate expenses incurred by the Company are excluded from operating expenses, and include salaries and benefits of corporate employees, professional fees and legal costs.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(in thousands, except share and per share amounts) (unaudited)

Note 2 – Changes in Accounting Policies and Practices

The following Standards were adopted for the six month period ended March 31, 2012:

In 2010, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-13, “Effect of Denominating the Exercise Price of a Share-Based Award in the Currency of the Market in Which the Underlying Equity Security Trades a consensus of the FASB Emerging Issues Task Force (Issue No. 09-J).” The Task Force reached a consensus that an employee share-based payment with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trade should be considered an equity classified award assuming all other criteria for equity classification are met. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning, on or after December 15, 2010. The adoption of the provisions of ASU No. 2010-13 did not have a material impact on the Company’s consolidated financial statements.

In December 2010, FASB issued ASU No. 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”. The amendments in this ASU modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This ASU is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2010. The adoption of the provisions of ASU No. 2010-28 did not have a material impact on the Company’s financial statements.

In December 2010, FASB issued ASU No. 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations”. The objective of this is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The Task Force reached a consensus that if an entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. This ASU is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of the provisions of ASU No. 2010-29 did not have a material impact on the Company’s financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In May 2011, FASB issued ASU No. 2011-04 “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs.” This ASU was issued concurrently with IFRS 13, Fair Value Measurements, to provide largely identical guidance about fair value measurement and disclosure requirements. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS 13. The Company is required to apply the ASU prospectively for interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. In the period of adoption, a reporting entity will be required to disclose a change, if any, in valuation technique and related inputs that result from applying the ASU and to quantify the total effect, if practicable. The Company is evaluating the impact of the adoption of the provisions of ASU 2011-04 on its consolidated financial statements.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(in thousands, except share and per share amounts) (unaudited)

Note 2 – Changes in Accounting Policies and Practices (continued)

Recent Accounting Pronouncements Not Yet Adopted (continued)

In June 2011, FASB issued ASU No. 2011-05 “Comprehensive Income: Presentation of Comprehensive Income.” This ASU increases the prominence of other comprehensive income in financial statements. Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company is evaluating the impact of the adoption of the provisions of ASU No. 2011-05 on its consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08 “Intangibles – Goodwill and Other”. This ASU will allow companies to assess qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. This guidance will be effective for the Company’s fiscal year ending September 30, 2012, with early adoption permitted. The Company is evaluating the impact of the adoption of the provisions of ASU No. 2011-08 on its consolidated financial statements.

In January 2012, FASB issued ASU No. 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU No. 2011-05.” This ASU defers the effective date of the requirement to present separate line items on the income statement for reclassification adjustments of items out of accumulated other comprehensive income into net income under ASU No. 2011-05.  The deferral is temporary until FASB reconsiders the operational concerns and needs of financial statement users.  No timetable has been established for this reconsideration.  Entities are still required to present reclassification adjustments within other comprehensive income either on the face of the statement that reports other comprehensive income or in the notes to the financial statements. The Company is evaluating the impact of the adoption of the provisions of ASU No. 2011-12 on its consolidated financial statements.

Note 3 – Acquisition of Loans Receivable and Related Assets

On January 31, 2012, the Company acquired loans receivable (Note 5) and related assets from its third-party lending group, for total cash consideration of $116.3 million.

The total cash consideration paid to the Company’s third-party lenders was allocated first to the loan portfolio and then to intangible assets acquired on a relative fair value basis as set forth below. The determination of fair value included significant management judgment and estimation involving use of discounted cash flow methodologies, market comparables, and pricing models which incorporated the assumptions a market participant would use in pricing the assets.

Consumer loan portfolio	$ 80,334
Non-compete agreement	18,998
Favorable supplier relationships	17,369
Proprietary knowledge	2,714
Total acquired assets	119,415
Deferred tax liability	3,081
Total purchase price	$ 116,334

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(in thousands, except share and per share amounts) (unaudited)

Note 4 – Cash

The significant components of cash are as follows:

	September 30	March 31
	2011	2012
Cash	$ 13,034	$ 10,473
Restricted cash	6,257	3,100
	$ 19,291	$ 13,573

As at March 31, 2012, restricted cash includes $3,100 of funds held by a vendor as security related to agency arrangements. As at September 30, 2011, restricted cash included $6,257 in funds to facilitate claims related to the British Columbia class action lawsuit settlement (Note 10 (a)).

Approximately $3,680 (September 30, 2011 - $3,611) of cash was in transit as a result of pre-authorized debit, facilitated by a third-party.

Note 5 – Consumer Loans Receivable

	September 30	March 31
	2011	2012
Short-term advances receivable	$ 6,799	$ 87,038
Term loans receivable	765	610
Line of credit receivable	-	139
Allowance for consumer loan losses	(2,783)	(10,604)
	$ 4,781	$ 77,183

Acquired Loans

Acquired loans from the Company’s third-party lenders are initially recorded as of the acquisition date at fair value. At the date of purchase, the undiscounted contractual cash flows of the acquired loan portfolio totaled $323.3 million and the undiscounted expected cash flows totaled $86.5 million. The Company recorded the discounted cash flows of $80.3 million as the carrying value of the acquired loans as of the acquisition date as outlined in Note 3.  After collections and accretion of $35.7 million, the remaining carrying value of the acquired loan balance as of March 31, 2012 is $44.6 million.

Loans purchased with evidence of credit deterioration since origination for which it is probable that all contractually required payments will not be collected are accounted for under ASC 310-30, Receivables-Loans and Debt Securities Acquired with Deteriorated Credit Quality. Under ASC 310-30, the excess of the expected cash flows at acquisition over the recorded investment is considered to be the accretable yield and is recognized as fee income over the life of the loan or pool.  The excess of the contractual cash flows over the expected cash flows is considered to be the nonaccretable difference.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(in thousands, except share and per share amounts) (unaudited)

Note 5 – Consumer Loans Receivable (continued)

Acquired Loans (continued)

Subsequent to the acquisition date, any increases in cash flow over those expected at the purchase date in excess of the fair value that are significant and probable are recorded as an adjustment to the accretable difference on a prospective basis.  Any subsequent decreases in cash flow over those expected at the purchase date that are significant and probable are recognized by recording an allowance for loan losses.  As of March 31, 2012, there has been no change in expected cash flows of the acquired loans since the date of purchase.

The following table presents an analysis of the aging of consumer loans receivable as at March 31, 2012.

	September 30	March 31
	2011	2012
Consumer loans receivable
Current	$ 2,176	$ 24,001
1-30 days past due date	856	10,462
31-60 days past due date	531	829
61-90 days past due date	417	768
Greater than 90 days past due date	3,584	7,176
Consumer loans receivable	7,564	43,236
Acquired loan portfolio	-	44,551
Allowance for consumer loan losses	(2,783)	(10,604)
	$ 4,781	$ 77,183

The Company provides short-term advances and other financial services to customers as an alternative to traditional banks.  The Company acts as a broker and a lender to facilitate short-term advances and to provide other financial services to income-earning consumers. The Company utilizes a variety of underwriting criteria, monitors collection activities, overall portfolio performance and maintains an allowance for losses on consumer loans receivables at a level estimated to be adequate to absorb credit losses.

The following table presents a summary of the activity related to the Company’s allowance for consumer loan losses.

	September 30	March 31
	2011	2012
Balance, beginning of period	$ 511	$ 2,783
Provisions made for loan losses	2,559	8,155
Recoveries	-	28
Charge-offs	(287)	(416)
Effect of foreign exchange translation	-	54
Balance, end of period	$ 2,783	$ 10,604

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(in thousands, except share and per share amounts) (unaudited)

Note 6 – Other Receivables and Other Income

(a)	Other Receivables

	September 30	March 31
	2011	2012
Due from investee corporations	$ 61	$ 851
Due from vendors	11,143	11,933
Other	2,052	3,983
	$ 13,256	$ 16,767

Long term portion:
Other	681	2,709
	$ 12,575	$ 14,058

Due from Vendors

Due from vendors includes $11,933 (September 30, 2011 - $11,143) of short term receivables from our vendors, with which we have agency arrangements, that provide bank accounts, debit and prepaid mastercard and insurance products that have occurred in the normal course of business.

Other

Amounts included in Other are amounts due from the third-party administrator of the British Columbia class action settlement funds, amounts from the sale of a business and amounts due in the normal course of business.

-	(b) Other Income

	Three Months Ended		Six Months Ended
	March 31	March 31	March 31	March 31
	2011	2012	2011	2012
Agency fee income	$ 11,520	$ 10,223	$ 20,893	$ 21,509
Other income	1,727	3,339	3,773	5,009
	$ 13,247	$ 13,562	$ 24,666	$ 26,518

Note 7 – Impairment of Property and Equipment

During the quarter, with better clarity regarding regulations and its market impact, the Company, reassessed its locations and distributions of branches in its network. The Company has recorded an impairment of property and equipment in the amount of $3.0 million. The Company has determined that the carrying amount of these assets exceeds their recoverable amount and as such has recorded the impairment to reduce their carrying value to fair value.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(in thousands, except share and per share amounts) (unaudited)

Note 8 – Intangible Assets

The following table reflects the components of intangible assets:

	March 31
	2012
		Accumulated	Net Book
	Cost	Amortization	Value

Customer contracts, relationships, lists and other	$ 3,676	$ 1,087	$ 2,589
Favorable supplier relationships	17,369	381	16,988
Non-compete agreements	19,505	832	18,673
Computer software	6,833	2,068	4,765
Brand name	5,300	-	5,300
	$ 52,683	$ 4,368	$ 48,315

	September 30
	2011
		Accumulated	Net Book
	Cost	Amortization	Value

Customer contracts, relationships, lists and other	$ 962	$ 917	$ 45
Favorable supplier relationships	-	-	-
Non-compete agreements	507	249	258
Computer software	6,717	1,742	4,975
Brand name	5,300	-	5,300
	$ 13,486	$ 2,908	$ 10,578

For the six months ended March 31, 2012, intangible assets acquired as part of the acquisition of the consumer loan portfolio as discussed in Note 3 above included non-compete covenants in the amount of $19.0 million, favorable supplier relationships in the amount of $17.4 million, proprietary knowledge in the amount of $2.7 million.

Note 9 – Accrued Liabilities

	September 30	March 31
	2011	2012
Class action settlements - Note 10 (a), (b), and (c)	$ 4,185	$ 146
Accrued salaries and benefits	2,808	3,218
Amounts due to third party lenders	8,487	8,251
Interest accrued on long-term debt - Note 12	-	2,540
Other accruals	5,714	5,552
	$ 21,194	$ 19,707

The amounts due to third-party lenders reflects funds made available by lenders but not yet advanced to customers, any liability under the lending agreement, including any paid retention payments, as well as loan repayment and interest amounts collected from customers. Amounts due to third-party lenders are contractually non-interest bearing, unsecured and have no specified repayment terms.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(in thousands, except share and per share amounts) (unaudited)

Note 10 – Class Action Settlements

(a)	British Columbia

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants: The Cash Store Financial and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada (the “Code”). On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of our customers’ third-party lenders added to the claim. On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against The Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005. Collectively, the above actions are referred to as the “British Columbia Related Actions”.

On May 12, 2009, the Company settled the British Columbia Related Actions in principle. The settlement has been approved by the Court. The settlement does not constitute any admission of liability by The Cash Store Financial.

Under the terms of the court approved settlement, the Company is to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount of $9,400 in cash and $9,400 in credit vouchers. Thus, the estimated maximum exposure with respect to this settlement is approximately $18.8 million including approved legal expenses. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are not transferable and have no expiry date. In addition, the Company is to pay the legal fees and costs of the class. Based on the Company’s estimate of the rate of take-up of the available cash and credit vouchers, an expense of $10,921 to date has been recorded to cover the estimated costs of the settlement, including legal fees of the Class and costs to administer the settlement fund. It is possible that additional settlement costs could be required in the future. As at March 31, 2012, there is no accrual (September 30, 2011 - $4,039) related to settlement costs as funds were transferred during the quarter to a third party administrator who is administering the settlement.

(b)	Alberta

The Company has been served in prior fiscal periods with a Statement of Claim issued in Alberta alleging that we are in breach of s. 347 of the Code (the interest rate provision) and certain provincial consumer protection statutes.

On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, as well as certain of our customers’ third-party lenders, directors and officers added to the claim.

The Company has agreed to a motion to certify the class proceeding if the third party lenders, officers and directors are removed as defendants. Class counsel has agreed to the Company’s proposal. Consequently, the certification motion was granted in November of 2011.

The Company believes that it conducted its business in accordance with applicable laws and is defending the action vigorously. As at March 31, 2012, a total of $100 (September 30, 2011 - $100) has been accrued related to this matter. However, the likelihood of loss, if any, is not determinable at this time.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(in thousands, except share and per share amounts) (unaudited)

Note 10 – Class Action Settlements (continued)

(c)	Manitoba

On April 23, 2010, an action under the Manitoba Class Proceedings Act was commenced in the Manitoba Court of Queen’s Bench by Scott Meeking against The Cash Store Financial and Instaloans Inc. proposing that a class action be certified on his own behalf and on behalf of all persons in Manitoba and others outside the province who elect to claim in Manitoba and who obtained a payday loan from The Cash Store Financial or Instaloans Inc. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Code.

The Company conducts business in accordance with applicable laws and is defending the action vigorously. Further it will be maintained that most of the proposed class members are bound by the judgment in the settlement of the Ontario class action in 2008, as approved by the Ontario Superior Court of Justice and that accordingly the action should be dismissed. However, the likelihood of loss, if any, is not determinable at this time.

Note 11 – Income Taxes

The effective income tax rate as a percentage of income (loss) before income taxes was 13.3% and 34.4% for the three months ended March 31, 2012 and 2011, respectively. For the six months ended March 31, 2012 and 2011, the effective income tax rate as a percentage of income (loss) before income taxes was 10.8% and 33.9% respectively. The effective tax rate differs from the Company’s statutory tax rate primarily due to a valuation allowance which has been recorded against losses generated in the United Kingdom during the current period.

As at March 31, 2012, the Company has a tax loss carry forward in the amount of $6,499 (September 30, 2011 - $689).

The Company currently does not have any unrecognized tax benefits. The Company’s tax positions for 2008 to present in Canada remain subject to examination by tax authorities. The Company’s tax position for the current fiscal year in the United Kingdom remains subject to examination by tax authorities.

Note 12 – Long Term Debt

	September 30	March 31
	2011	2012
11.5% senior secured notes	$ -	$ 125,519
Corporate head office lease	-	11,188
	$ -	$ 136,707

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(in thousands, except share and per share amounts) (unaudited)

Note 12 – Long Term Debt (continued)

(a)	11.5% senior secured notes

On January 31, 2012, the Company issued, through a private placement in Canada and the U.S., $132.5 million of 11.5% Senior Secured Notes due 2017 (the “Notes”).  The Notes mature on January 31, 2017 and bear interest on the aggregate principal amount from the date of issue at 11.5% per annum payable on a semi-annual basis in equal installments on January 31 and July 31 of each year, commencing in July of 2012. The notes were issued at a price of 94.608%. The Company used the proceeds of the Notes to purchase the loans receivable and related assets from our third-party lenders who previously lent to the Company’s customers in the regulated provinces as outlined in Note 3 and 5 above.

The Notes are guaranteed, jointly and severally, on a senior secured basis, by each of our existing and future restricted subsidiaries that guarantee our indebtedness or indebtedness of any subsidiary guarantor under any carve-out for credit facility. The Notes are secured on a second-priority basis by liens on all of the Company’s and its restricted subsidiaries’ existing and future property subject to specified permitted liens and exceptions. Any future credit facility as well as certain other future debt will be secured by a first-priority lien on this collateral.

The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after July 31, 2014 at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, to, but excluding, the redemption date if redeemed during the periods set forth below.

For the period below	Percentage
On or after July 31, 2014	103.084%
On or after January 31, 2015	102.091%
On or after July 31, 2015	101.127%
On or after January 31, 2016	101.194%
On or after July 31, 2016	100.000%

Prior to July 31, 2014, the Company is entitled at its option on one or more occasions to redeem up to 35% of the aggregate principal amount of the Notes originally issued under a trust indenture (the “Trust Indenture”) at a redemption price of 111.5% of the principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date if:

•	such redemption is made with the proceeds of one or more Equity Offerings as defined in the Trust Indenture;
•	at least 65% of the aggregate principal amount of the Notes (including Additional Notes) originally issued under the Trust Indenture remain outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company or any of its subsidiaries); and
•	the redemption occurs within 90 days of such Equity Offering.

If a change in control occurs, the holders of the Notes will have the right to require the Company to purchase all or a portion of the Notes, at a purchase price in cash equal to 101% of the principal amount of the Notes offered for repurchase plus accrued interest to the date of purchase.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(in thousands, except share and per share amounts) (unaudited)

Note 12 – Long Term Debt (continued)

(b)	Corporate head office lease

The Company has entered into a lease for a new corporate head office as a lessee. The Company has determined that it is considered the owner of this asset during the construction period. As at March 31, 2012, $12,065 has been capitalized in property and equipment, of which $11,188 (net of $877 of leasehold improvements) has been included in long term debt. This amount is based on the total project costs incurred to date related to the construction.

Note 13 – Share Capital

(a)	Issued share capital

	September 30		March 31
	2011		2012
	Number of Shares	Amount	Number of Shares	Amount
Authorized:
Unlimited common shares with no par value

Issued:

Balance, beginning of period	17,085,727	$ 43,468	17,419,214	$ 46,149
Transfer from contributed surplus for stock
options exercised	-	572	-	30
Options exercised	183,487	939	11,666	49
Warrants exercised	150,000	1,170	-	-
Balance, end of period	17,419,214	$ 46,149	17,430,880	$ 46,228

On January 9, 2012, the Company filed with the Toronto Stock Exchange (“TSX”) a notice of its intention to make a normal course issuer bid for its common shares. The notice provides the Company with the ability to purchase on the TSX up to 1,092,504 common shares, being approximately 10% of the public float of its common shares. For the three and six months ended March 31, 2012, the Company did not purchase and subsequently cancel any common shares.

(b)	Options to Employees and Directors

The Company has an incentive stock option plan for certain employees, officers and directors. Options issued under the plan have vesting terms that vary depending on date granted and other factors. All stock options must be exercised over specified periods not to exceed five years from the date granted.

	September 30		March 31
	2011		2012
	Total Options for Shares	Weighted Average Price	Total Options for Shares	Weighted Average Price
Outstanding, beginning of year	1,019,322	$ 8.07	979,168	$ 9.42
Granted	155,000	12.96	105,000	5.87
Exercised	(183,487)	5.12	(11,666)	4.16
Expired	(10,000)	5.52	-	-
Forfeited	(1,667)	8.80	-	-
Outstanding, end of year	979,168	9.42	1,072,502	9.13
Exercisable, end of year	505,832	$ 6.84	575,839	$ 7.35

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(in thousands, except share and per share amounts) (unaudited)

Note 13 – Share Capital (continued)

(b)	Options to Employees and Directors (continued)

At March 31, 2012, the range of exercise prices, the weighted average exercise price, and weighted average remaining contractual life are as follows:

Fiscal Year Granted	Number Outstanding	Weighted Average Remaining Term	Weighted Average Exercise Price	Number Exercisable
2008	228,600	8 mos.	$ 3.83	228,600
2009	169,733	24 mos.	6.65	128,068
2010	414,169	34 mos.	12.46	219,171
2011	155,000	52 mos.	12.96	-
2012	105,000	82 mos.	5.87	-
	1,072,502	34 mos.	$ 9.13	575,839

The fair value of common share options is estimated at the grant date using the Black-Scholes option pricing model based on the following weighted average assumptions:

	September 30	March 31
	2011	2012
Risk free interest rate	1.6%	1.6%
Expected life (years)	3	7
Expected volatility	39.0%	53.8%
Expected dividends	3.7%	7.9%

The weighted average grant-date fair value of options granted was estimated at $1.40 (September 30, 2011 - $2.72) per option.

The Company is authorized to issue an additional 1,856,501 equity share options under its existing stock option plan.

A summary of the status of the Company's nonvested share options as of March 31, 2012, and the changes during the twelve months ended September 30, 2011, is presented below:

	September 30		March 31
	2011		2012
	Total Options for Shares	Weighted Average Price	Total Options for Shares	Weighted Average Price
Nonvested, beginning of period	697,678	$ 9.48	473,336	$ 12.17
Granted	155,000	12.96	105,000	5.87
Vested	(377,675)	7.53	(81,673)	10.05
Forfeited	(1,667)	8.80	-	-
Nonvested, end of period	473,336	$ 12.17	496,663	$ 11.19

The total intrinsic value of options exercised during the three months ended March 31, 2012, was $36 (September 30, 2011 - $1,593). The total fair value of options that vested during the three months ended March 31, 2012, was $228 (September 30, 2011 - $1,053).

As at March 31, 2012, and September 30, 2011, the aggregate intrinsic value of options outstanding was $473 and $1,610, respectively, while the aggregate intrinsic value of the options that are currently exercisable was $473 and $1,521, respectively.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(in thousands, except share and per share amounts) (unaudited)

Note 13 – Share Capital (continued)

(b)	Options to Employees and Directors (continued)

As at March 31, 2012, there was $870 of total unrecognized compensation costs related to non-vested stock options. The Company expects to recognize this expense over a weighted average period of 1.9 years.

For the three months ended March 31, 2012, the total cash received for stock options exercised totaled $49 ($939 for the twelve months ended September 30, 2011).

Note 14 – Per Share Amounts

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income attributable to common shares equaled diluted income attributable to common shares for all periods presented.

	Three Months Ended		Six Months Ended
	March 31	March 31	March 31	March 31
	2011	2012	2011	2012
Basic total weighted average common shares outstanding	17,185,902	17,424,946	17,141,586	17,422,347
Effect of dilutive securities
Share option awards	345,565	-	383,543	-
Warrants	150,000	-	150,000	-
Diluted total weighted average common shares outstanding	17,681,467	17,424,946	17,675,129	17,422,347

For the six months ended March 31, 2012, there were 889,219 stock options which were anti-dilutive and therefore were not considered in computing diluted earnings per share.

Note 15 – Contingencies

(a)	Third-Party Lenders

In addition to direct lending, the Company acts as a broker on behalf of consumers seeking short term advances. The funding of the advances is provided directly to the customers by independent third party lenders. The Company has entered into written business arrangements with a number of third party lenders that are prepared to consider lending to customers. Pursuant to these agreements, services related to the collection of documents and information as well as loan collection services are provided to the third party lenders. The agreements also provide that the third party lenders are responsible for losses suffered as a result of uncollectible loans provided the required duties under the terms of the agreements have been properly performed by the Company. In the event the duties are not properly performed and the lenders make a claim as required under the agreement, the Company may be liable to the lenders for losses they have incurred. The Company’s contingent risk is the balance of the third-party lender’s loan portfolio which totalled $6,335 as at March 31, 2012 (September 30, 2011 - $104,112).

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(in thousands, except share and per share amounts) (unaudited)

Note 15 – Contingencies (continued)

(a)	Third-Party Lenders (continued)

To date, no claims have been made by the third party lenders and no payments have been made or accrued by the Company pursuant to this clause in the agreements. Risk is managed through compliance with the loan limits, procedures and selection criteria established by the lenders.

(b)	British Columbia Compliance Order

On March 23, 2012, the Company was issued a compliance order (the “Order”) and administrative penalty from Consumer Protection BC. The Order directs the Company to refund to all borrowers with loan agreements negotiated with the Company or its subsidiaries between November 1, 2009 and the date of the order, the amount of any issuance fee charged, required or accepted for or in relation to the issuance of a cash card. The Order also directed the Company to pay an administrative penalty of $25 in addition to costs. The Company disagrees with the Order and is considering whether or not to launch an appeal. The estimated exposure with respect to this order is between $248 and $1.0 million including penalties, legal costs and additional costs. The Company has accrued $248 related to the Order.

Note 16 – Subsequent Event

Dividends Declared

On May 10, 2012, the Company declared a quarterly dividend of $0.06 per common share.  The dividend is payable on June 7, 2012 to shareholders of records on May 24, 2012.

Note 17 – Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.